EXHIBIT 99.1

BrainsWay Reports First Quarter 2024 Financial Results and Operational Highlights

Generated Significant 37% Year-over-Year Revenue Growth in Q1 2024

Recorded Positive Quarterly Net Income for Second Consecutive Quarter, and Positive Adjusted EBITDA and Cash Flow from Operations for Third Consecutive Quarter

Conference Call to be Held Today at 8:30 AM ET

BURLINGTON, Mass. and JERUSALEM, May 08, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, today reported first quarter 2024 financial results and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended March 31, 2024, revenues were $9.1 million, a 37% increase as compared to the first quarter of 2023.
  Gross margin for the first quarter of 2024 was 75%, an increase from 73% in the first quarter of 2023.
  Operating income for the first quarter of 2024 was $0.1 million, compared to a loss of $3.7 million for the same period in 2023.
  Net income for the first quarter of 2024 was $0.1 million, compared to a net loss of $2.4 million for the first quarter of 2023.
  Adjusted EBITDA1 for the first quarter of 2024 was approximately $0.7 million, compared to a loss of $2.9 million for the first quarter of 2023.
  Cash, cash equivalents, and short-term deposits as of March 31, 2024, amounted to $47.8 million, an increase of $1.6 million from December 31, 2023.
  The Company shipped a net total of 57 Deep TMS™ systems during the first quarter of 2024, bringing BrainsWay’s Deep TMS installed base to 1,158 total systems as of March 31, 2024, a 24% increase from the installed base at the same point in the prior year.
  During the first quarter of 2024, the Company shipped 31 obsessive-compulsive disorder (OCD) coils as add-on helmets to certain of BrainsWay’s new and existing systems, representing OCD treatment capability on 50% of its total installed base.
  Increased collaboration with significant existing partner, Katie’s Way Plus, which recently ordered an additional 18 Deep TMS systems and will now have an extensive network of approximately 40 devices.
  Installed the 11th Deep TMS system in Israel, steadily increasing presence in this geography following the recent increase in the country’s reimbursement rates.

“Our revenues grew 37% year-over-year in the first quarter of 2024, reflecting the significant tailwinds present throughout our entire business,” said Hadar Levy, BrainsWay’s Chief Executive Officer. “In addition, we generated positive quarterly net income for the second consecutive quarter, and positive Adjusted EBITDA and cash flow from operations for the third consecutive quarter.”

“Based on our excellent first quarter results, and expectations for continued strong performance throughout the remainder of the year, we are reiterating our previously provided full-year 2024 revenue guidance of $37 million to $40 million. This would represent growth of 16% to 26% over full-year 2023 revenue. In addition, we continue to anticipate that our profitability momentum and positive cash generation will continue throughout 2024,” concluded Mr. Levy.

Conference Call and Webcast
BrainsWay’s management will host a conference call on Wednesday, May 8, 2024, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, May 8, 2024, at 8:30 AM Eastern Time:

United States:	1-888-886-7786
International:	416-764-8658
Israel:	1-809-468-221
Conference ID:	50552862
Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1666254&tp_key=5dcb324538

The conference call will be broadcast live and will be available for replay for 30 days on the Company’s website, https://investors.brainsway.com/events-and-presentations/event-calendar. Please access the Company’s website at least 10 minutes ahead of the conference call to register.

Non-IFRS Financial Measures

In addition to our results determined in accordance with International Financial Reporting Standards (IFRS), including in particular operating income and net income, we believe that Adjusted EBITDA, a non-IFRS measure, is useful in evaluating our operating performance. We define Adjusted EBITDA as net income adjusted for depreciation and amortization, finance income, finance expenses, income taxes, cost of share-based payments, and one-time restructuring and litigation expenses.

In addition to operating income (loss) and net income (loss), we use Adjusted EBITDA as a measure of operational efficiency. We believe that this non-IFRS financial measure is useful to investors for period-to-period comparisons of our business and in understanding and evaluating our operating results for the following reasons:

  Adjusted EBITDA is widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as stock-based compensation expenses, depreciation and amortization, finance expenses, income taxes, and certain one-time items such as restructuring and litigation expenses, that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired.
  Our management uses Adjusted EBITDA in conjunction with IFRS financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and Adjusted EBITDA provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results.

Adjusted EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. A reconciliation between the Company’s net income (loss) and Adjusted EBITDA is presented in the attached summary financial statements.

Because of these and other limitations, you should consider Adjusted EBITDA along with other IFRS-based financial performance measures, including net income (loss) and our IFRS financial results.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com

_____________________________
1 See Adjusted EBITDA details and reconciliation table in the appendix below.

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2024	2023
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$12,382	$10,520
Short-term deposits	35,196	35,465
Restricted cash	271	271
Trade receivables, net	4,339	3,780
Inventory	3,832	3,717
Other current assets	1,373	1,712
	57,393	55,465
Non-Current Assets
System components	1,495	1,273
Leased systems, net	3,600	3,700
Other property and equipment	779	817
Other long-term assets	1,876	1,717
	7,750	7,507
	$65,143	$62,972

LIABILITIES AND EQUITY
Current Liabilities
Trade payables	$892	$758
Deferred revenues	5,480	2,504
Liability in respect of research and development grants	1,035	1,008
Other accounts payable	5,415	5,491
	12,822	9,761
Non-Current Liabilities
Deferred revenues and other liabilities	4,483	5,553
Liability in respect of research and development grants	5,841	6,077
	10,324	11,630

Equity
Share capital	367	367
Share premium	140,449	140,344
Share-based payment reserve	4,560	4,360
Currency Translation Adjustments	(2,188)	(2,188)
Accumulated deficit	(101,191)	(101,302)
	41,997	41,581

	$65,143	$62,972

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
U.S. dollars in thousands (except per share data)

	For the three months ended March 31,
	2024	2023
	(Unaudited)
Revenues	$9,095	$6,625
Cost of revenues	2,283	1,792
Gross income	6,812	4,833

Research and development expenses, net	1,626	1,785
Selling and marketing expenses	3,827	4,912
General and administrative expenses	1,266	1,803
Total operating expenses	6,719	8,500

Operating income (loss)	93	(3,667)

Finance income	618	1,424
Finance expenses	428	17
Income (loss) before income taxes	283	(2,260)
Taxes on income	172	171
Net income (loss) and total comprehensive income (loss)	$111	$(2,431)

Basic and diluted net income (loss) per share	$0.00	$(0.07)

BRAINSWAY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	For the three months ended March 31,
	2024	2023
	(Unaudited)
Cash flows from operating activities:
Total comprehensive income (loss)	$111	$(2,431)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	62	93
Depreciation of leased systems	255	233
Impairments and disposals	251	246
Finance expenses, net	(190)	(1,407)
Cost of share based payment	305	(51)
Income taxes	172	171
Total adjustments to reconcile income (loss)	855	(715)
Changes in asset and liability items:
Increase in trade receivables	(574)	(493)
Increase in inventory	(53)	(928)
Decrease (increase) in other current assets	264	(222)
Increase (decrease) in trade payables	150	(535)
Increase (decrease) in other accounts payable	(365)	447
Increase in deferred revenues and other liabilities	1,924	700
Total changes in asset and liability	1,346	(1,031)
Cash paid and received during the period for:
Interest paid	(11)	(31)
Interest received	877	674
Income taxes paid	-	(7)
Total cash paid and received during the period	866	636
Net cash provided by (used in) operating activities:	3,178	(3,541)

Cash flows from investing activities:
Proceeds from (purchase of) property and equipment and system components, net	(724)	66
Proceeds from sub-lease assets	20	-
Investment in long-term deposits, net	(6)	(2)
Net cash provided by (used in) investing activities	(710)	64

Cash flows from financing activities:
Repayment of liability in respect of research and development grants	(532)	-
Repayment of lease liability	(57)	(66)
Net cash used in financing activities	(589)	(66)
Exchange rate differences on cash and cash equivalents	(17)	13

Increase (decrease) in cash and cash equivalents	1,862	(3,530)
Cash and cash equivalents at the beginning of the period	10,520	47,581
Cash and cash equivalents at the end of the period	$12,382	$44,051

(a) Significant non cash transactions:
Recognition of new lease liability and right-of-use	72	24
Termination of lease liability and right-of-use	-	11

BRAINSWAY LTD.
A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable IFRS measure, is set forth below:
U.S. dollars in thousands (except share and per share data)

	For the three months ended March 31,
	2024	2023
	(Unaudited)
Net income (loss) and total comprehensive income (loss)	$111	$(2,431)

Finance income, net	(190)	(1,407)
Income taxes	172	171
Depreciation and amortization	62	93
Depreciation of leased systems	255	233
Cost of share based payment	305	(51)
Restructuring and litigation Cost	-	535
Adjusted EBITDA	$715	$(2,857)